SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

ARROW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of class of securities)

042764100

(CUSIP number)

Robert W. Cruickshank

494 Weed Street

New Canaan, CT 06840

(203) 966-2926

(Name, address and telephone number of person authorized to receive notices and communications)

July 29, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 042764100	13D	Page 2

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Robert W. Cruickshank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

0 (See Item 5)
8 SHARED VOTING POWER:

4,624,494 (See Item 5)
9 SOLE DISPOSITIVE POWER:

0 (See Item 5)
10 SHARED DISPOSITIVE POWER:

4,624,494 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

4,624,494 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3% (See Item 5)
14	TYPE OF REPORTING PERSON:

IN

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SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”), filed by Robert W. Cruickshank (the “Reporting Person”), amends and supplements the Schedule 13D, as filed by the Reporting Person with the Securities and Exchange Commission on June 15, 2006 (the “Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 10, 2006, the Reporting Person met with the members of the Nominating Committee of the Board of Directors of the Company and attended a dinner at which all directors of the Company were present. Prior to such meeting, the Reporting Person had delivered to the members of the Board of Directors a letter setting forth the Reporting Person’s qualifications. On July 11, 2006, Carl G. Anderson, Jr., the Chairman and Chief Executive Officer of the Company, telephoned the Reporting Person to inform him that at a Board of Directors meeting held on July 11, 2006 the Nominating Committee recommended that the Reporting Person be immediately elected to the Board of Directors. Mr. Anderson also informed the Reporting Person that, at such meeting, the Board rejected the recommendation and voted not to elect the Reporting Person a director of the Company.

On July 29, 2006, at the request of the Reporting Person, Robert L. McNeil, Jr. revoked the revocable proxy previously granted by Mr. McNeil in favor of the Reporting Person to vote 4,250,000 shares of Common Stock owned by Mr. McNeil.

Except as set forth herein, the Reporting Person does not have any present plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment are incorporated herein by reference. As of August 1, 2006, the Reporting Person beneficially owned an aggregate of 4,624,494 shares of Common Stock, representing approximately 10.3% of the outstanding shares of Common Stock (based upon 44,857,048 shares of Common Stock reported to be outstanding as of July 3, 2006 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2006), as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Such beneficial ownership relates to the 4,624,494 shares held in the McNeil Trust over which the Reporting Person shares voting and dispositive power as a co-trustee of the McNeil Trust.

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(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) Not applicable.

(d) Item 4 is incorporated herein by reference. The trustees of the McNeil Trust have the power to distribute dividends with respect to, and the proceeds from the sale of, the 4,624,494 shares of Common Stock held in the McNeil Trust, all in accordance with the terms of the trust agreement governing the McNeil Trust.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2006

/s/ Robert W. Cruickshank Robert W. Cruickshank